Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and the Shareholders of Pfizer Inc.:

We consent to the use of our reports dated February 22, 2018, with respect to the consolidated balance sheets of Pfizer Inc. and Subsidiary Companies as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the effectiveness of internal control over financial reporting as of December 31, 2017, incorporated herein by reference in the Registration Statement on Form S-3 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

February 26, 2018